

Mail Stop 3720

May 22, 2008

Mr. David G. Derrick
Chief Executive Officer
RemoteMDx, Inc.
150 West Civic Center Drive, Suite 400
Sandy, Utah 84070

Re: **RemoteMDx, Inc.**
        Form 10-KSB for Fiscal Year Ended September 30, 2007
        Filed January 15, 2008

        Forms 10-QSB for Fiscal Quarters Ended December 31, 2007
        File No. 000-23153

Dear Mr. Derrick:

        We have reviewed your supplemental response letter dated May 14, 2008 as well as your filing and have the following comments.

Form 10-KSB for the Fiscal Year Ended September 30, 2007

Selling, General and Administrative Expenses, page 15

1.   We note your response to our prior comment 2. Please tell us why the TrackerPAL devices that have not been sold are not classified as inventories. Also, tell us why it is appropriate to amortize these devices over the three-year period. Refer to your basis in the accounting literature.

Consolidated Balance Sheet, page F-4

2.   We note your response to our prior comment 3. It is not clear to us based on your response if all four contracts had specific terms prohibiting the right of return. Please tell us specifically the terms of the contracts regarding rights of return.

3.   We note your response to our prior comment 4. However, it is unclear to us why you use the residual method under EITF 00-21. Based on your response to our prior comment 12 from your letter dated April 28, 2008, it appears that there is fair value for your monitoring devices. For example, you have specific payment terms for monitoring devices. It also appears to us that there is fair value for your monitoring services based on your response to our prior comment 15 from your letter dated April 28, 2008. In this regard, please tell us in detail why you believe the residual method of accounting is appropriate for your multiple element arrangements. Your response should refer to your specific basis in accounting literature.

Revenue Recognition, page F-18

We note your response to our prior comment 5 and have the following comments.

4.   In regards to your SIH contract, it is still not clear to us why you believe that revenue for the sale of devices should be deferred and recognized ratably over the three-year term of the agreement. Refer to your basis in accounting literature. Also, tell us why you are not providing the billing, collecting and monitoring services to SIH as stated in the contract.

5.   In regards to your EMS contract, tell us if EMS is required to return the unused devices to you. Also, tell us why your adjustment did not impact cost of goods sold. Further, tell us why it is appropriate to classify the devices sold with a right of return as monitoring equipment.

6.   We note your response to our prior comment 6. You state that the "'units of inventory' (TrackerPAL devices) are assets of the Company and those units have been reinstated in the Company's balance sheet." Please tell us why these devices are not classified as inventories instead of monitoring equipment. Also, tell us if you depreciate these devices. If so, tell us why your accounting is appropriate. Refer to your basis in accounting literature.

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Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. You may contact Inessa Kessman, Senior Staff Accountant, at (202) 551-3371 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Plowgian, Staff Attorney, at (202) 551-3367, Robert Bartelmes, Senior Financial Analyst at (202) 551-3354 or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director